FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: March 7, 2008

Exhibit 99.1

Home Inns Reports Fourth Quarter and Full Year 2007 un-audited Financial Results

Full Year Total Revenues Increase 71.5% Year-over-Year; Home Inns Chain Consisted of 266

Hotels in Operation as of the end of 2007

Shanghai, March 4th, 2008 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31st, 2007.

Fourth Quarter 2007 Financial Highlights

•

Total revenues for the quarter increased 82.9% year-over-year to RMB 327.6 million (US$ 44.9 million), including revenues of RMB 19.8 million (US$ 2.7 million) from the recently acquired Top Star hotel chain.

•

Net loss was RMB15.2 million (US$ 2.1 million), including share-based compensation expenses of RMB 4.6 million (US$ 0.6 million), foreign exchange losses of RMB24.1 million (US$ 3.3 million), and RMB 13.2 million (US$ 1.8 million) related to the impact of Top Star.

•

Income from operations was RMB 13.9 million (US$ 1.9 million). Income from operations excluding share-based compensation expenses and restructuring cost related to the acquisition of Top Star was RMB 23.2 million (US$ 3.2 million), an increase of 6.7% year-over-year. Excluding the impact of Top Star, income from operations excluding share-based compensation expenses increased 45.9% to RMB 31.7 million (US$ 4.3 million).

•

EBITDA (non-GAAP) decreased 19.6% to RMB 22.0 million (US$ 3.0 million), year-over-year. Excluding the impact of the acquisition of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 60.7 million (US$ 8.3 million), up 73.4% year-over-year.

•

Diluted earnings per ADS were RMB -0.43 (US$ -0.06). Non-GAAP adjusted diluted earnings per ADS were RMB 0.46 (US$ 0.06). Excluding the impact of Top Star, diluted earnings per ADS were RMB -0.06 (US$ -0.01), while non-GAAP adjusted diluted earnings per ADS were RMB 0.68 (US$ 0.09). Reconciliation between the adjusted diluted earnings per ADS versus US GAAP figures is included at the end of the press release.

Full Year Financial 2007 Highlights

•

Total revenues for the year increased 71.5% year-over-year to RMB 1,009.3 million (US$ 138.4 million). Excluding the impact of the acquisition of Top Star, total revenues for the year increased 68.1% year-over-year to RMB 989.5 million (US$ 135.7 million).

•	Net income for the year, reported under GAAP, was RMB 35.8 million (US$ 4.9 million). Net income was reduced by the recently acquired Top Star hotels of RMB 13.1 million (US$ 1.8 million). It was further reduced by foreign exchange losses of RMB 53.2 million (US$ 7.3 million), share-based compensation of RMB15.1 million (US$ 2.1 million), and non-recurring charge for re-measurement of net deferred tax assets of RMB 6.1 million (US$ 0.8 million).

•

Income from operations was RMB 106.7 million (US$ 14.6 million), an increase of 43% year-over-year. Income from operations excluding share-based compensation expenses and restructuring cost related to our acquisition of Top Star increased 39.1% to RMB126.4 million (US$ 17.3 million). Excluding the impact of Top Star, income from operations excluding share-based compensation expenses increased 48.4% to RMB134.8 million (US$ 18.5 million).

•

EBITDA (non-GAAP) decreased 26.0% to RMB 144.3 million (US$ 19.8 million), year-over-year. Excluding the impact of the acquisition of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 222.5 million (US$ 30.5 million), up 61.6% year-over-year.

•

Diluted earnings per ADS were RMB 0.93 (US$ 0.13). Non-GAAP adjusted diluted earnings per ADS were RMB 2.99 (US$ 0.41). Excluding the impact of Top Star, diluted earnings per ADS were RMB1.27 (US$ 0.17), while non-GAAP adjusted diluted earnings per ADS were RMB 3.21 (US$ 0.44). Please refer to the table at the end of the press release for reconciliation between adjusted diluted earnings per ADS versus US GAAP reported figures.

“I am pleased with the strong results demonstrated by our core business during the year,” remarked Mr. David Sun, Home Inn’s Chief Executive Officer. “This performance validates our strategy for consistent growth and demonstrates that we are able to continue our nationwide expansion, and we look forward to our recently acquired Top Star hotels achieving higher occupancy rates and RevPAR in the coming quarters as we continue the integration process.”

Operational Highlights

•

The occupancy rate for the Home Inns hotel chain was 88.3% in the fourth quarter of 2007 and 91.1% in 2007, impacted by the lower occupancy rate of the Top Star hotels. Excluding Top Star, the occupancy rate was 91.6% in the fourth quarter of 2007 and 92.2% in the full year, compared with 90.0% in the fourth quarter of 2006 and 92.8% for the year 2006.

•

RevPAR, defined as revenue per available room, was RMB155 in the fourth quarter of 2007 and RMB 163 for 2007. RevPAR excluding Top Star was RMB164 in the fourth quarter of 2007, compared with RMB165 in the same period in 2006 and RMB174 in the previous quarter, while for the 2007 year, RevPAR excluding Top Star was RMB 166, compared to RMB169 in 2006.

•

During the fourth quarter of 2007, Home Inns opened 40 new hotels and acquired 25 hotels in operation from Top Star. During 2007, Home Inns opened 107 new hotels, compared with 66 in 2006, not including the 25 Top Star hotels acquired in the fourth quarter. As of December 31, 2007, the Home Inns hotel chain consisted of 266 hotels in operation with an average of 123 rooms per hotel in operation. Our hotels in operation cover 66 cities in China and consist of 195 leased-and-operated hotels and 71 franchised-and-managed hotels.

•	As of December 31, 2007, Home Inns had an additional 78 leased-and-operated hotels and 37 franchised-and-managed hotels under development.

•

The integration of Top Star continued as planned, with systems integration, personnel realignment and training, and facilities resignage completed. However, although these initiatives are expected to create comparable metrics to Home Inns’ existing hotels within a 6-9 month timeframe, there was a negative impact on the consolidated fourth quarter and full year 2007 results during the initial integration process. For the fourth quarter of 2007, our Top Star hotels had revenues of RMB 19.8 million and a loss from operations of RMB 13.1 million, including RMB 4.6 million one time charges.

•

Effective January 1st 2008, Mr. Jason Zong, the former Senior Vice President of Operations assumed a new role of Chief Operating Officer (COO). Mr. Zong has more than 10 years of consumer industry experience, recently serving as Vice President of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world. The Company’s previous COO, Ms. Liang Rixin, assumed a new role of Chief Branding Officer (CBO), focusing on the improvement and development of Home Inn’s brand and products.

“We made considerable progress during 2007 by doubling the number of hotels and rooms available, maintaining stable room rates and occupancy levels within our Home Inns branded hotels, while at the same time remaining on track with regards to integrating the Top Star hotels into our portfolio of hotels over the coming quarters,” continued Mr. Sun. “Going forward, we will continue to expand our hotel network, both organically and potentially through acquisitions, in order to provide a comfortable and consistent lodging experience to China’s rapidly growing number of business and leisure travelers.”

Fourth Quarter and Full Year 2007 Financial Results

For the fourth quarter of 2007, Home Inns had total revenues of RMB 327.6 million (US$ 44.9 million), representing an 82.9% increase year-over-year and a 23.0% increase sequentially. Excluding the impact of Top Star, total revenues were RMB307.8 million (US$ 42.2 million), representing a 71.9% increase year-over-year and a 15.6% increase sequentially.

For the full year of 2007, Home Inns had total revenues of RMB 1,009.3 million (US$ 138.4 million), representing a 71.5% increase year-over-year. Excluding Top Star, total revenues were RMB 989.5 million (US$ 135.7 million), representing a 68.1% increase year-over-year.

Total revenues from leased-and-operated hotels for the fourth quarter of 2007 were RMB 312.4 million (US$ 42.8 million), representing an 82.2% increase year-over-year and a 22.9% increase sequentially. Excluding the impact of Top Star, total revenues from leased-and-operated hotels for the fourth quarter of 2007 were RMB 292.7million (US$ 40.1 million), representing a 70.7% increase year-over-year and a 15.1% increase sequentially. Home Inns opened 27 new leased-and-operated hotels and acquired 25 leased-and operated hotels in operation during the fourth quarter of 2007.

For the year 2007, total revenues from leased-and-operated hotels were RMB 963.1 million (US$ 132.0 million), representing a 69.6% increase year-over-year. Excluding the impact of Top Star, total revenues from leased-and-operated hotels were RMB 943.3 million (US$ 129.3 million) for the year, representing a 66.1% increase year-over-year. Home Inns opened 76 new lease-and-operated hotels and acquired 25 during the year.

Total revenues from franchised-and-managed hotels for the fourth quarter of 2007 were RMB 15.2 million (US$ 2.1 million), representing a 98.4% increase year-over-year and a 24.5% increase sequentially. Home Inns opened 13 new franchised-and-managed hotels during the fourth quarter of 2007.

For the year 2007, total revenues from franchised-and-managed hotels were RMB 46.3 million (US$ 6.3 million), representing a 124.5% increase year-over-year. Home Inns opened 31 new franchised-and-managed hotels during the year 2007.

Occupancy rate for the entire Home Inns hotel chain was 88.3% in the fourth quarter of 2007. RevPAR, or revenue per available room, in the fourth quarter of 2007 was RMB155. Excluding the impact of Top Star, the occupancy rate for the Home Inns hotel chain was 91.6% for the quarter, compared with 90.0% in the same period in 2006 and 95.4% in the previous quarter, and RevPAR for the quarter was RMB164, compared with RevPAR of RMB165 in the same period in 2006 and RMB174 in the previous quarter. The decline in occupancy rate compared with the previous quarter was due to the 40 new hotels opened during the quarter, and also, of the 30 hotels opened in the third quarter, 25 of them were opened in September, which continued to ramp up in the fourth quarter.

Occupancy rate for the entire Home Inns hotel chain was 91.1% in 2007. RevPAR was RMB163 in 2007. Excluding the impact of Top Star, occupancy rate for the Home Inns hotel chain was 92.2% in 2007, compared with 92.8% in 2006, and RevPAR was RMB166 in 2007, compared with RMB169 in 2006.

Total operating costs and expenses for the fourth quarter of 2007 were RMB 293.3 million (US$ 40.2 million). Total operating costs and expenses excluding share-based compensation expenses and restructuring costs related to the acquisition of Top Star (non-GAAP) for the quarter were RMB 284.1 million (US$ 38.9 million), or 86.7% of total revenues. Excluding the impact of Top Star, total operating costs and expenses for the quarter were RMB261.4 million (US$ 35.8 million). Excluding the impact of Top Star, total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB256.8 million (US$ 35.2 million), or 83.4% of total revenues, compared to 81.4% in the same quarter 2006 and 77.7% in the previous quarter.

Total operating expenses for 2007 were RMB 842.4 million (US$ 115.5 million). Total operating expenses excluding share-based compensation expenses and restructuring cost related to the acquisition of Top Star (non-GAAP) were RMB 822.7 million (US$ 112.8 million) or 81.5% of total revenues. Excluding the impact of Top Star, total operating expenses for 2007 were RMB 810.5 million (US$ 111.1 million), and total operating expenses excluding share-based compensation expenses (non-GAAP) were RMB 795.4 million (US$ 109.0 million) or 80.4% of total revenues, compared with 78.8% in the previous year. Further analysis of operating expense items is included in the paragraphs below.

Total leased-and-operated hotel costs for the fourth quarter of 2007 were RMB 251.7 million (US$ 34.5 million), representing 80.5% of the leased-and-operated hotel revenues. Excluding the impact of Top Star, total leased-and-operated hotel costs were RMB226.5 million (US$ 31.1 million), representing 77.4% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 74.2% of the leased-and-operated hotel revenues for the same quarter in 2006 and 71.2% for the previous quarter. The increase in percentage compared to the previous quarter was primarily due to the lower occupancy rate compared with the previous quarter as stated above. The large number of hotels under construction led to higher rents and utilities as well as personnel and certain other costs to be a higher percentage of leased-and-operated hotel revenue both for the quarter and for the year. Typically, once construction starts on a site, we begin to incur these costs, though we will not see revenue until the hotel is in operation.

For the year 2007, total leased-and-operated hotel costs were RMB 723.7 million (US$ 99.2 million). Excluding the impact of Top Star, total leased-and-operated hotel costs for the year were RMB698.5million (US$ 95.8 million). Leased-and-operated hotel costs as percentage of leased-and-operated hotel revenues was 75.1% compared with 71.1% in 2006. The increase was due to the same reasons as stated in the paragraph above.

Sales and marketing expenses for the fourth quarter were RMB 4.8 million (US$ 0.7 million), an increase of 11.8% year-over-year and a decrease of 23.3% sequentially. Excluding the impact of Top Star, sales and marketing expenses were RMB 4.6 million (US$ 0.6 million), an increase of 5.7% year-over-year and a decrease of 27.4% sequentially.

Sales and marketing expenses for 2007 were RMB 19.6 million (US$ 2.7 million), representing 1.9% of total revenue, compared with 2.0% in 2006. Excluding the impact of Top Star, sales and marketing expenses for 2007 were RMB 19.4 million (US$ 2.7 million), representing 2.0% of total revenue, compared with 2.0% in 2006.

General and administrative expenses for the fourth quarter were RMB 36.8 million (US$ 5.1 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 32.2 million (US$ 4.4 million), or 9.8% of the total revenues. Excluding the impact of Top Star, general and administrative expenses were RMB30.4 million (US$ 4.2 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB25.8 million (US$ 3.5 million), or 8.4% of the total revenues, compared with 8.0% of the total revenues in the same period of 2006 and 7.4% in the previous quarter. General and administrative expenses included RMB 1.3 million (US$ 0.2 million) related to our issuance of convertible bonds. An additional RMB 15.9 million and RMB 14.6 million in expenses related to our issuance of convertible bonds will be recognized in 2008 and 2009 respectively.

General and administrative expenses for the year were RMB 99.0 million (US$ 13.6 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 84.0 million (US$ 11.5 million) or 8.3% of total revenues. Excluding the impact of Top Star, general and administrative expenses including share-based compensation expenses for the year were RMB 92.6 million (US$ 12.7 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 77.5 million (US$ 10.6 million) or 7.8% of total revenues, compared with 8.2% in 2006. The decrease in percentage this year versus the same period last year resulted from our operating leverage as our revenues grew.

Income from operations for the quarter was RMB 13.9 million (US$ 1.9 million). Income from operations excluding share-based compensation expenses and restructuring cost related to our acquisition of Top Star (non-GAAP) was RMB 23.2 million (US$ 3.2 million) or 7.1% of total revenues. Excluding the impact of Top Star, income from operations for the quarter was RMB27.1 million (US$ 3.7 million), and income from operations excluding share-based compensation expenses (non-GAAP) was RMB31.7 million (US$ 4.3 million) or 10.3% of total revenues, compared to12.1 % in the same period of 2006 and 16.4% in the previous quarter.

Income from operations for 2007 was RMB 106.7 million (US$ 14.6 million). Income from operations excluding share-based compensation and restructuring cost related to our acquisition of Top Star (non-GAAP) was RMB 126.4 million (US$ 17.3 million), or 12.5% of total revenues. Excluding the impact of Top Star, income from operations for 2007 was RMB119.8 million (US$ 16.4 million), and income from operations excluding share-based compensation (non-GAAP) was RMB134.9 million (US$ 18.5 million), or 13.6% of total revenues, compared to 15.4% in year 2006. The decrease in operating margin from the same period last year was caused by higher leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues as described above.

EBITDA (non-GAAP) for the fourth quarter of 2007 was RMB 22.0 million (US$ 3.0 million), a decrease of 19.6% year-over-year and a decrease of 57.8% sequentially. Excluding foreign exchange losses, share-based compensation expenses and restructuring cost related to our acquisition of Top Star, adjusted EBITDA (non-GAAP) was RMB 55.3 million (US$ 7.6 million), up 58.1% year-over-year and down 16.9% from the previous quarter. Excluding the impact of Top Star, EBITDA (non-GAAP) for the quarter was RMB 32.0 million (US$ 4.4 million), up 16.9% year-over-year and down 38.6% sequentially. Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 60.7 million (US$ 8.3 million), up 73.4% year-over-year and down 8.9% from the previous quarter.

EBITDA (non-GAAP) for the year was RMB 144.3 million (US$ 19.8 million). EBITDA excluding the impact of foreign exchange losses, share-based compensation and restructuring cost related to our acquisition of Top Star increased 57.7% year-over-year. Excluding the impact of Top Star, EBITDA (non-GAAP) for the year was RMB 154.2 million (US$ 21.1 million). EBITDA was reduced by foreign exchange losses of RMB 53.2 million (US$ 7.3 million), share-based compensation of RMB 15.1 million (US$ 2.1 million) and restructuring cost for Top Star of RMB 4.6 million (US$ 0.6 million). EBITDA excluding the impact of Top Star, foreign exchange losses and share-based compensation increased 61.6% year-over-year.

Excluding foreign exchange losses, share-based compensation expenses and restructuring cost related to our acquisition of Top Star, adjusted net income (non-GAAP) for the fourth quarter of 2007 was RMB 18.1 million (US$ 2.5 million), a decrease of 6.5% year-over-year. Net loss for the quarter was RMB 15.2 million (US$ 2.1 million). Excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted net income (non-GAAP) was RMB 26.6 million (US$ 3.7 million), up 37.5% year-over-year. Excluding Top Star, net loss for the quarter was RMB 2.0 million (US$ 0.3 million).

For the full year of 2007, net income was RMB 35.8 million (US$ 4.9 million). Net income available to ordinary shareholders was RMB 35.8 million (US$ 4.9 million). Excluding the impact of Top Star, for the full year of 2007, net income was RMB 48.9 million (US$ 6.7 million). Net income available to ordinary shareholders was RMB 48.9 million (US$ 6.7 million). Full year 2007 net income was reduced by foreign exchange losses of RMB 53.2 million (US$ 7.3 million), share based compensation of RMB 15.1 million (US$ 2.1 million), non-recurring provision for deferred tax assets of RMB 6.1 million (US$ 0.8 million) and restructuring costs related to our acquisition of Top Star of RMB 4.6 million (US$ 0.6 million).

For fourth quarter of 2007, excluding foreign exchange losses, share-based compensation expenses and restructuring costs, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.26 (US$0.04) and RMB 0.23 (US$0.03), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.52 (US$0.07) and RMB 0.46 (US$0.06), respectively. Basic and diluted earnings per share were RMB -0.22 (US$ -0.03) and RMB -0.22 (US$ -0.03) respectively, and basic and diluted earnings per ADS were RMB -0.43 (US$ -0.06) and RMB -0.43 (US$ -0.06) respectively. For the fourth quarter of 2007, excluding the impact of Top Star, foreign exchange losses and share-based compensation expenses, adjusted basic and diluted earnings per share (non-GAAP) were RMB 0.38 (US$0.05) and RMB 0.34 (US$0.05), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 0.76 (US$0.10) and RMB 0.68 (US$0.09), respectively.

For the full year of 2007, basic and diluted earnings per share amounted to RMB 0.52 (US$0.07) and RMB 0.47 (US$0.06), respectively, and basic and diluted earnings per ADS were RMB 1.05 (US$0.14) and RMB 0.93 (US$0.13), respectively. Excluding the impact of Top Star, basic and diluted earnings per share amounted to RMB 0.72 (US$0.10) and RMB 0.64 (US$0.09), respectively, and basic and diluted earnings per ADS were RMB 1.43 (US$0.20) and RMB 1.27 (US$0.17), respectively. For the full year 2007, excluding foreign exchange losses, share-based compensation expenses, non-recurring provision for deferred tax assets and restructuring cost for the acquisition of Top Star, adjusted basic and diluted earnings per share (non-GAAP) were RMB 1.68 (US$ 0.23) and RMB 1.49 (US$ 0.20), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 3.36 (US$ 0.46) and RMB 2.99 (US$ 0.41), respectively. For the full year 2007, excluding the impact of Top Star, foreign exchange losses, share-based compensation expenses and non-recurring provision for deferred tax assets, adjusted basic and diluted earnings per share (non-GAAP) were RMB 1.80 (US$ 0.25) and RMB 1.60 (US$ 0.22), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 3.61 (US$ 0.49) and RMB 3.21 (US$ 0.44), respectively.

Net operating cash flow for the fourth quarter of 2007 was RMB 48.1 million (US$ 6.6 million). Capital expenditures for the quarter were RMB 252.1 million (US$ 79.7 million).

Net operating cash flow for the full year of 2007 was RMB 215.0 million (US$ 29.5 million). Capital expenditures for full year of 2007 were RMB 581.6 million (US$ 34.4 million).

As of December 31, 2007, Home Inns had cash and cash equivalents of RMB 1,562.6 million (US$ 214.2 million). We had convertible bonds outstanding of RMB 1.1 billion (US$ 152.2 million) including principal and accrued interest. These are zero coupon bonds with a maturity on or around December 10th, 2012, with a yield of 0.50% per annum. The bonds can be converted into 5,650,780 Home Inns’ ordinary shares at the option of the holder. The bonds have a non-call and non-put period of three years from the issuance date.

“While we delivered strong overall financial results for 2007, we did experience increased costs as well as some negative margin pressure during the fourth quarter due to our acquisition of Top Star and our expansion into lower tier cities,” remarked May Wu, Chief Financial Officer of Home Inns. “Although we anticipate Top Star’s metrics to improve in the coming quarters as the integration continues, we may continue to experience slight margin pressure given the lower rooms rates within these new markets, as well as our initial efforts to speed up our new hotel development. We will continue to make efforts to more effectively manage costs as this effort continues.”

Outlook for First Quarter and Full Year 2008

Home Inns expects its total revenues in the first quarter of 2008 to be in the range of RMB 330 million (US$ 45 million) to RMB 350 million (US$ 48 million). For the full year of 2008, Home Inns’ total revenues are currently expected to grow 70% to 80% over 2007. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 8 PM on March 3rd, 2008 U.S. Eastern Standard Time (9 AM on March 4th, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. and International:	+1.617.213.8835

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following number until 9 PM on March 10, 2007 U.S. Eastern Standard Time.

International:	+1.617.801.6888
Pass code:	70163095

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2008 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the

SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of March 4th, 2008, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income excluding foreign exchange losses and share-based compensation, adjusted basic and diluted earnings and ADS per share excluding foreign exchange losses and share-based compensation, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Angela Li

Home Inns & Hotels Management Inc.

Tel: +86-21-3218-9988*2004

Email: xlli@homeinns.com

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com

Peter Schmidt

Tel: +86-10-8591-1953

Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2006	December 31, 2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	758,003,839	1,562,600,475	214,213,319
Restricted cash	—	173,849,480	23,832,627
Accounts receivable	8,902,565	16,913,361	2,318,614
Receivables from related parties	197,788	1,372,000	188,084
Consumables	12,131,304	18,991,558	2,603,509
Prepayments and other current assets	10,529,624	61,926,482	8,489,360
Deferred tax assets, current	5,670,939	16,573,837	2,272,069

Total current assets	795,436,059	1,852,227,193	253,917,582

Property and equipment, net	458,058,608	1,147,681,463	157,333,022
Goodwill	32,906,112	397,777,954	54,530,468
Intangible assets, net	3,021,795	46,739,393	6,407,396
Other assets	4,175,804	68,088,285	9,334,067
Deferred tax assets, non-current	26,420,799	49,023,794	6,720,560

Total assets	1,320,019,177	3,561,538,082	488,243,095

LIABILITIES
Current liabilities:
Accounts payable	8,919,148	13,007,122	1,783,117
Payables to related parties	7,389,990	6,650,636	911,720
Short-term borrowings	124,000,000	269,000,000	36,876,594
Current portion of long-term loan from a related party	10,000,000	—	—
Salaries and welfare payable	22,496,135	48,260,351	6,615,901
Income tax payable	18,399,704	43,082,914	5,906,138
Other taxes payable	4,548,918	8,901,421	1,220,275
Deferred revenues	18,612,207	23,806,650	3,263,599
Provisions for customer reward program	2,743,366	5,438,922	745,609
Other unpaid and accruals	22,501,485	36,570,169	5,013,319
Other payables	83,618,354	349,539,256	47,917,536
Dividend payable	—	664,587	91,107

Total current liabilities	323,229,307	804,922,028	110,344,915

Deferred rental	44,103,281	94,225,813	12,917,201
Deferred revenues, non-current	—	14,030,657	1,923,431
Long-term loan	—	18,036,135	2,472,532
Long-term loan from a related party	50,000,000	—	—
Unfavorable lease liability	—	19,894,416	2,727,280
Convertible bond	—	1,110,308,333	152,209,625
Deferred tax liability, non-current	165,074	13,636,670	1,869,420

Total liabilities	417,497,662	2,075,054,052	284,464,404

Minority interest	12,782,963	11,086,574	1,519,833
Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 177,075,114 and 200,000,000 shares authorized, 65,712,839 and 70,487,385 shares issued and outstanding as of December 31, 2006 and December 31, 2007, respectively)	2,690,943	2,873,597	393,935
	—	—
Additional paid-in capital	813,222,265	1,362,942,486	186,842,663
Statutory reserves	23,414,541	41,333,600	5,666,329
Retained earnings	50,410,803	68,247,773	9,355,931

Total shareholders’ equity	889,738,552	1,475,397,456	202,258,858

Total liabilities and shareholders’ equity	1,320,019,177	3,561,538,082	488,243,095

	—	—	—

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended						Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007				December 31, 2006	December 31, 2007
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)	RMB (unaudited) Top Star	RMB (unaudited) excluding Top Star	RMB (audited)	RMB (unaudited)	US$ (unaudited)	RMB (unaudited) Top Star	RMB (unaudited) excluding Top Star
Revenues:
Leased-and-operated hotels	171,447,065	254,182,195	312,428,219	42,830,069	19,774,873	292,653,346	567,894,885	963,050,569	132,022,396	19,774,873	943,275,696
Franchised-and-managed hotels	7,641,832	12,179,199	15,157,744	2,077,940	—	15,157,744	20,604,785	46,265,583	6,342,443	—	46,265,583

Total revenues	179,088,897	266,361,394	327,585,963	44,908,009	19,774,873	307,811,090	588,499,670	1,009,316,152	138,364,839	19,774,873	989,541,279
Less: Business tax and related surcharges	(11,545,980)	(15,617,991)	(20,348,221)	(2,789,491)	(1,036,803)	(19,311,418)	(33,976,564)	(60,302,441)	(8,266,723)	(1,036,803)	(59,265,638)

Net revenues	167,542,917	250,743,403	307,237,742	42,118,518	18,738,070	288,499,672	554,523,106	949,013,711	130,098,116	18,738,070	930,275,641

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(52,347,055)	(73,728,804)	(105,658,585)	(14,484,493)	(12,935,481)	(92,723,104)	(171,576,396)	(299,791,891)	(41,097,783)	(12,935,481)	(286,856,410)
Personnel costs*	(28,069,548)	(39,683,303)	(51,425,760)	(7,049,840)	(3,127,982)	(48,297,778)	(87,980,536)	(155,611,203)	(21,332,383)	(3,127,982)	(152,483,221)
Depreciation and amortization	(13,569,820)	(20,827,363)	(29,691,998)	(4,070,408)	(2,827,977)	(26,864,021)	(44,619,561)	(85,600,192)	(11,734,734)	(2,827,977)	(82,772,215)
Consumables, food and beverage	(14,593,337)	(21,258,758)	(30,347,899)	(4,160,324)	(3,836,525)	(26,511,374)	(43,481,710)	(84,053,059)	(11,522,641)	(3,836,525)	(80,216,534)
Others	(18,649,549)	(25,441,722)	(34,532,744)	(4,734,015)	(2,430,434)	(32,102,310)	(56,018,938)	(98,643,735)	(13,522,844)	(2,430,434)	(96,213,301)

Total leased-and-operated hotel costs	(127,229,309)	(180,939,950)	(251,656,986)	(34,499,080)	(25,158,399)	(226,498,587)	(403,677,141)	(723,700,080)	(99,210,385)	(25,158,399)	(698,541,681)
Sales and marketing expenses	(4,329,343)	(6,306,364)	(4,839,358)	(663,416)	(263,900)	(4,575,458)	(11,487,529)	(19,631,772)	(2,691,275)	(263,900)	(19,367,872)
General and administrative expenses*	(15,843,119)	(24,001,642)	(36,809,121)	(5,046,078)	(6,449,876)	(30,359,245)	(64,792,672)	(99,025,878)	(13,575,231)	(6,449,876)	(92,576,002)

Total operating costs and expenses	(147,401,771)	(211,247,956)	(293,305,465)	(40,208,574)	(31,872,175)	(261,433,290)	(479,957,342)	(842,357,730)	(115,476,891)	(31,872,175)	(810,485,555)

Income from operations	20,141,146	39,495,446	13,932,277	1,909,944	(13,134,105)	27,066,382	74,565,764	106,655,981	14,621,225	(13,134,105)	119,790,086

Interest income	6,031,112	8,610,214	5,552,104	761,125	11,898	5,540,206	6,577,804	31,717,134	4,348,029	11,898	31,705,236
Interest expense	(1,778,676)	(1,274,235)	(1,112,421)	(152,499)	(365,744)	(746,677)	(6,142,593)	(7,168,401)	(982,700)	(365,744)	(6,802,657)
Other non-operating income	343,262	2,315,197	2,767,410	379,378	323,853	2,443,557	5,308,611	8,434,516	1,156,268	323,853	8,110,663
Foreign exchange gain or loss, net	(6,063,602)	(10,238,784)	(24,083,307)	(3,301,525)	—	(24,083,307)	(6,990,362)	(53,220,796)	(7,295,917)	—	(53,220,796)

Income before income tax expense, minority interests and share of income of affiliated companies	18,673,242	38,907,839	(2,943,937)	(403,577)	(13,164,098)	10,220,161	73,319,224	86,418,434	11,846,905	(13,164,098)	99,582,532
Income tax expense	(5,652,998)	(12,517,776)	(10,760,344)	(1,475,111)	—	(10,760,344)	(21,390,611)	(45,035,530)	(6,173,818)	—	(45,035,530)
Minority interests	(1,276,740)	(1,122,246)	(1,507,184)	(206,616)	—	(1,507,184)	(5,034,255)	(5,626,894)	(771,378)	—	(5,626,894)

Net income	11,743,504	25,267,817	(15,211,465)	(2,085,304)	(13,164,098)	(2,047,367)	46,894,358	35,756,010	4,901,709	(13,164,098)	48,920,108

Amount allocated to participating preference shareholders	(1,170,707)	-	—	—		—	(16,173,962)	—	—	—	—

Net income available to ordinary shareholders	10,572,797	25,267,817	(15,211,465)	(2,085,304)	(13,164,098)	(2,047,367)	30,720,396	35,756,010	4,901,709	(13,164,098)	48,920,108

Earnings per share
— Basic	0.19	0.36	-0.22	-0.03		-0.03	0.86	0.52	0.07	—	0.72

— Diluted	0.18	0.35	-0.22	-0.03		-0.03	0.82	0.47	0.06	—	0.64

Weighted average ordinary shares outstanding
— Basic	56,260,181	69,294,348	70,168,875	70,168,875		70,168,875	35,550,114	68,323,370	68,323,370	—	68,323,370

— Diluted	59,229,417	72,165,704	70,168,875	70,168,875		70,168,875	37,530,332	76,883,995	76,883,995	—	76,883,995

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	2,948	2,756	2,525	346		2,525	11,980	11,031	1,512	—	11,031
General and administrative expenses	1,561,741	4,269,891	4,604,258	631,187		4,604,258	16,283,344	15,060,077	2,064,551	—	15,060,077

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2007							Quarter Ended December 31, 2007 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB	RMB		RMB		RMB		RMB		RMB
Leased-and-operated hotel costs	(251,656,986)	76.8%	2,525	549,661	0.2%	(251,104,800)	76.7%	(226,498,587)	73.6%	2,525	0.0%	(226,496,062)	73.6%
Sales and marketing expenses	(4,839,358)	1.5%	—		0.0%	(4,839,358)	1.5%	(4,575,458)	1.5%	—	0.0%	(4,575,458)	1.5%
General and administrative expenses	(36,809,121)	11.2%	4,604,258	4,076,209	2.6%	(28,128,654)	8.6%	(30,359,245)	9.9%	4,604,258	1.5%	(25,754,987)	8.4%

Total operating costs and expenses	(293,305,465)	89.5%	4,606,783	4,625,870	2.8%	(284,072,812)	86.7%	(261,433,290)	84.9%	4,606,783	1.5%	(256,826,507)	83.4%

Income from operations	13,932,277	4.3%	4,606,783	4,625,870	2.8%	23,164,930	7.1%	27,066,382	8.8%	4,606,783	1.5%	31,673,165	10.3%

	Quarter Ended December 31, 2007							Quarter Ended December 31, 2007 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$		US$	US$		US$		US$		US$		US$
Leased-and-operated hotel costs	(34,499,080)	76.8%	346	75,352	0.2%	(34,423,382)	76.7%	(31,050,172)	73.6%	346	0.0%	(31,049,826)	73.6%
Sales and marketing expenses	(663,416)	1.5%	—	—	0.0%	(663,416)	1.5%	(627,239)	1.5%	—	0.0%	(627,239)	1.5%
General and administrative expenses	(5,046,078)	11.2%	631,187	558,798	2.6%	(3,856,093)	8.6%	(4,161,879)	9.9%	631,187	1.5%	(3,530,692)	8.4%

Total operating costs and expenses	(40,208,574)	89.5%	631,533	634,150	2.8%	(38,942,891)	86.7%	(35,839,290)	84.9%	631,533	1.5%	(35,207,757)	83.4%

Income from operations	1,909,944	4.3%	631,533	634,150	2.8%	3,175,627	7.1%	3,710,468	8.8%	631,533	1.5%	4,342,001	10.3%

	Quarter Ended September 30, 2007
	GAAP Result	%of Total Revenue	Share-based Compensation	Reconstructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB	RMB		RMB
Leased-and-operated hotel costs	(180,939,950)	67.9%	2,756	—	0.0%	(180,937,194)	67.9%
Sales and marketing expenses	(6,306,364)	2.4%	—	—	0.0%	(6,306,364)	2.4%
General and administrative expenses	(24,001,642)	9.0%	4,269,891	—	1.6%	(19,731,751)	7.4%

Total operating costs and expenses	(211,247,956)	79.3%	4,272,647	—	1.6%	(206,975,309)	77.7%

Income from operations	39,495,446	14.8%	4,272,647	—	1.6%	43,768,093	16.4%

	Quarter Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Net Revenue
	RMB		RMB	RMB		RMB
Leased-and-operated hotel costs	(127,229,309)	71.0%	2,948	—	0.0%	(127,226,361)	71.0%
Sales and marketing expenses	(4,329,343)	2.4%	—	—	0.0%	(4,329,343)	2.4%
General and administrative expenses	(15,843,119)	8.8%	1,561,741	—	0.9%	(14,281,378)	8.0%

Total operating costs and expenses	(147,401,771)	82.3%	1,564,689	—	0.9%	(145,837,082)	81.4%

Income from operations	20,141,146	11.2%	1,564,689	—	0.9%	21,705,835	12.1%

	Year Ended December 31, 2007							Year Ended December 31, 2007 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB	RMB		RMB		RMB		RMB		RMB
Leased-and-operated hotel costs	(723,700,080)	71.7%	11,031	549,661	0.1%	(723,139,388)	71.6%	(698,541,681)	70.6%	11,031	0.0%	(698,530,650)	70.6%
Sales and marketing expenses	(19,631,772)	1.9%	—	—	0.0%	(19,631,772)	1.9%	(19,367,872)	2.0%	—	0.0%	(19,367,872)	2.0%
General and administrative expenses	(99,025,878)	9.8%	15,060,077	4,076,209	1.9%	(79,889,592)	7.9%	(92,576,002)	9.4%	15,060,077	1.5%	(77,515,925)	7.8%

Total operating costs and expenses	(842,357,730)	83.5%	15,071,108	4,625,870	2.0%	(822,660,752)	81.5%	(810,485,555)	81.9%	15,071,108	1.5%	(795,414,447)	80.4%

Income from operations	106,655,981	10.6%	15,071,108	4,625,870	2.0%	126,352,959	12.5%	119,790,086	12.1%	15,071,108	1.5%	134,861,194	13.6%

	Year Ended December 31, 2007							Year Ended December 31, 2007 (excluding Top Star)
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue	GAAP Result	%of Total Revenue	Share-based Compensation	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$		US$	US$		US$		US$		US$		US$
Leased-and-operated hotel costs	(99,210,386)	71.7%	1,512	75,352	0.1%	(99,133,522)	71.6%	(95,761,478)	70.6%	1,512	0.0%	(95,759,966)	70.6%
Sales and marketing expenses	(2,691,275)	1.9%	—	—	0.0%	(2,691,275)	1.9%	(2,655,097)	2.0%	—	0.0%	(2,655,097)	2.0%
General and administrative expenses	(13,575,231)	9.8%	2,064,551	558,798	1.9%	(10,951,882)	7.9%	(12,691,032)	9.4%	2,064,551	1.5%	(10,626,481)	7.8%

Total operating costs and expenses	(115,476,892)	83.5%	2,066,063	634,150	2.0%	(112,776,679)	81.5%	(111,107,607)	81.9%	2,066,063	1.5%	(109,041,544)	80.4%

Income from operations	14,621,224	10.6%	2,066,063	634,150	2.0%	17,321,437	12.5%	16,421,748	12.1%	2,066,063	1.5%	18,487,811	13.6%

	Year Ended December 31, 2006
	GAAP Result	%of Total Revenue	Share-based Compensation	Restructuring costs	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB		RMB	RMB		RMB
Leased-and-operated hotel costs	(403,677,141)	68.6%	11,980	—	0.0%	(403,665,161)	68.6%
Sales and marketing expenses	(11,487,529)	2.0%	—	—	0.0%	(11,487,529)	2.0%
General and administrative expenses	(64,792,672)	11.0%	16,283,344	—	2.8%	(48,509,328)	8.2%

Total operating costs and expenses	(479,957,342)	81.6%	16,295,324	—	2.8%	(463,662,018)	78.8%

Income from operations	74,565,764	12.7%	16,295,324	—	2.8%	90,861,088	15.4%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended					Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007			December 31, 2006	December 31, 2007
	RMB	RMB	RMB	US$	RMB (excluding Top Star)	RMB	RMB	US$	RMB (excluding Top Star)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)	(unaudited)
Net income (GAAP)	11,743,504	25,267,817	(15,211,465)	(2,085,304)	(2,047,367)	46,894,358	35,756,010	4,901,709	48,920,108
Interest income	(6,031,112)	(8,610,214)	(5,552,104)	(761,125)	(5,540,206)	(6,577,804)	(31,717,134)	(4,348,029)	(31,705,236)
Interest expenses	1,778,676	1,274,235	1,112,421	152,499	746,677	6,142,593	7,168,401	982,700	6,802,657
Income tax expense	5,652,998	12,517,776	10,760,344	1,475,111	10,760,344	21,390,611	45,035,530	6,173,818	45,035,530
Depreciation and amortization	14,209,255	21,622,771	30,880,178	4,233,293	28,052,201	46,602,636	88,010,818	12,065,201	85,182,841
EBITDA (Non-GAAP)	27,353,321	52,072,385	21,989,374	3,014,474	31,971,649	114,452,394	144,253,625	19,775,399	154,235,900

Foreign exchange losses (gains), net	6,063,602	10,238,784	24,083,307	3,301,525	24,083,307	6,990,362	53,220,796	7,295,917	53,220,796
Share-based compensation	1,564,689	4,272,647	4,606,783	631,533	4,606,783	16,295,324	15,071,108	2,066,063	15,071,108
Reconstructuring costs			4,625,870	634,150			4,625,870	634,150
EBITDA excluding foreign exchange losses, share-based compensation & reconstructuring costs	34,981,612	66,583,816	55,305,334	7,581,682	60,661,739	137,738,080	217,171,399	29,771,529	222,527,804

% of total revenue	19.5%	25.0%	16.9%	16.9%	19.7%	23.4%	21.5%	21.5%	22.5%

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended					Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007			December 31, 2006	December 31, 2007
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)	RMB (excluding Top Star) (unaudited)	RMB (audited)	RMB (unaudited)	US$ (unaudited)	RMB (excluding Top Star) (unaudited)
Net income (GAAP)	11,743,504	25,267,817	(15,211,465)	(2,085,304)	(2,047,367)	46,894,358	35,756,010	4,901,709	48,920,108
Foreign exchange losses (gains), net	6,063,602	10,238,784	24,083,307	3,301,525	24,083,307	6,990,362	53,220,796	7,295,917	53,220,796
Share-based compensation	1,564,689	4,272,647	4,606,783	631,533	4,606,783	16,295,324	15,071,108	2,066,063	15,071,108
Non-recurring charge for re-measurement of net deferred tax assets (Note2)							6,096,529		6,096,529
Reconstructuring costs			4,625,870	634,150			4,625,870	634,150

Adjusted net income excluding foreign exchange losses, share-based compensation, non-recurring provision for deferred tax assets and reconstructuring costs	19,371,795	39,779,248	18,104,495	2,481,904	26,642,723	70,180,044	114,770,313	14,897,839	123,308,541

	Quarter Ended					Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007			December 31, 2006	December 31, 2007
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)	RMB (excluding Top Star) (unaudited)	RMB	RMB (unaudited)	US$ (unaudited)	RMB (excluding Top Star) (unaudited)
Earnings per share (GAAP)
— Basic	0.21	0.36	-0.22	-0.03	-0.03	1.32	0.52	0.07	0.72

— Diluted	0.20	0.35	-0.22	-0.03	-0.03	1.25	0.47	0.06	0.64

Earnings per share excluding foreign exchange losses, share-based compensation, non-recurring provision for deferred tax assets and reconstructuring costs
— Basic	0.34	0.57	0.26	0.04	0.38	1.97	1.68	0.23	1.80

— Diluted	0.33	0.55	0.23	0.03	0.34	1.87	1.49	0.20	1.60

Weighted average ordinary shares outstanding
— Basic	56,260,181	69,294,348	70,168,875	70,168,875	70,168,875	35,550,114	68,323,370	68,323,370	68,323,370

— Diluted	59,229,417	72,165,704	78,504,282	78,504,282	78,504,282	37,530,332	76,883,995	76,883,995	76,883,995

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.2946 on September 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the year ended December 31, 2007, income tax expenses included a non-recurring charge of RMB6,096,529 (US$789,379) for re-measurement of net deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the year ended December 31, 2006: Nil)

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	December 31, 2006	September 30, 2007	December 31, 2007
			Top Star		excluding Top Star
Total Hotels in operation:
Lease-and operated hotels	94	143	195	25	170
Franchised-and-managed hotels	40	58	71		71

Total rooms	16,162	23,954	32,726	4,047	28,679

Occupancy rate (as a percentage)	90.0%	95.4%	88.3%	56.4%	91.6%

Average daily rate (in RMB)	182	182	176	128	179

RevPAR (in RMB)	165	174	155	72	164